Via EDGAR and U.S. Mail

July 20, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn: Kristin Lochhead

Praveen Kartholy

Re:	Alpha Innotech Corp.

Form 10-K for the Year Ended December 31, 2008

Filed March 27, 2009

File No. 001-14257

Ladies and Gentlemen:

On behalf of Alpha Innotech Corp. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 9, 2009 (the “Staff’s Letter”), with respect to the information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 27, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2008

Note 3. Balance Sheet Components, page 30

1.	We reference your response to prior comment 5 in our letter dated June 5, 2009. Please note that debt costs, which include underwriting, legal, and other direct costs related to the issuance of debt, should be amortized to interest expense over the contractual term of the debt using the effective interest method. We see your disclosure that loan costs are amortized over the term of the debt and included in general and administrative expenses. Please tell us how your presentation of the amortized expense within operating costs and expenses is consistent with U.S. GAAP. Refer, by analogy, to SAB Topic 2A6 and FASB ASC 470-10-35-2.

We respectfully submit that these debt costs are more appropriately classified as an operating expense and should not be amortized to interest expense for the following reasons.

We have reviewed carefully SAB Topic 2A6 and FASB ASC 470-10-35-2. However, we do not believe that they are applicable to our specific facts and circumstances. The loan fees incurred by us do not specifically relate to debt issuance costs. They are costs we incurred as finders fees and costs to establish the agreements and loan commitments. In addition, these costs were incurred prior to any funds being drawn by us and were not contingent on funds being drawn. As a result, there is not a correlation or connection between the costs incurred and the amount of funds borrowed. Therefore, by charging these costs to interest expense as compared to general and administrative expense could be misleading and distort our effective borrowing rate. As an example, if charged to interest expense, our effective borrowing rate increases by approximately three percent and to approximately 23 percent for the year ended December 31, 2008 and our effective borrowing rate increases by approximately five percent and to approximately 24 percent for the quarter ended March 31, 2009. In an extreme case, a situation where we did not draw upon the commitments or repay the debt in full, but amortized the loan fees to interest expense, we would report no debt outstanding and interest expense as a result of the amortization of loan fees.

In making our decision to classify these debt costs as operating expense, we relied on FASB Statement of Financial Accounting Concepts No. 1, “Objectives of Financial Reporting by Business Enterprises,” which states that (i) financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions and (ii) the information should be comprehensible to those who have a reasonable understanding of business and economic activities and are willing to study the information with reasonable diligence.

Based on the above, we respectfully submit that these costs are more appropriately classified as an operating expense and disclosed as such which allows the users of our financial statements to make rational investment, credit, and similar decision.

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In addition, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (510) 483-9620 if you have any questions or would like any additional information regarding this matter.

ALPHA INNOTECH CORP.

/S/ MICHAEL HENIGHAN
Michael Henighan
Chief Financial Officer

cc:	Marina Remennik, Esq.- Cooley Godward Kronish LLP